

April 29, 2013

<u>Via E-mail</u>
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re:** **CommonWealth REIT**
> **Definitive Additional Solicitation Materials on Schedule 14A**
> **Filed on April 29, 2013**
> **File No. 001-09317**

Dear Mr. Popeo:

We have the following comment on your filing.

<u>General</u>

1.      We note the following statements in your letter to security holders:

- "Do not be fooled by Corvex/Related's efforts to pretend they are acting on behalf of all shareholders – they are attempting a hostile takeover of CommonWealth and are offering you nothing in exchange for the control they seek"
- "The unscrupulous tactics being employed by Corvex/Related are consistent with their prior efforts to mislead CommonWealth shareholders"

Please avoid issuing statements in your soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  In the case of the quoted statements, clear evidence of intent to deceive security holders and/or to operate the company exclusively for the proponents' own benefit would form part of any such factual foundation.  Please also be advised that each statement or assertion of opinion or belief must be clearly characterized as such.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:     <u>Via E-mail</u>
       Margaret R. Cohen, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP